November 13, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: W. John Cash, Branch Chief

Re:	Lawson Products Inc/New/DE
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 20, 2014
Form DEF 14A
Filed March 28, 2014
File No. 0-10546

Dear Mr. Cash,

As Executive Vice President, Chief Financial Officer of Lawson Products, Inc. (“Lawson” or the “Company”), I am responding to the letter from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (“Staff” or "Commission") dated November 5, 2014, containing comments on the above-referenced filings. For your convenience, we have included in this letter the Staff’s comment before providing our response to that comment. As noted in our response below, the proposed revision refers to Lawson’s intended method for complying with the Staff’s comment in Lawson’s future filings with the Commission, if appropriate, given the then current facts and circumstances.

Definitive Proxy Statement

Proxy card

1.
In future filings please ensure that the proxy card clearly indicates that shareholders are being asked to vote, on an advisory basis, to approve executive compensation. For additional guidance, please see Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

Response:

In future filings when shareholders are being asked to vote on an advisory basis, to approve an executive compensation plan, we will clearly indicate this on the Proxy card by using the description “Advisory vote to approve named executive officer compensation.”

Closing Comments

I trust that the foregoing has been responsive to the Staff’s comment. Additionally, Lawson hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (773) 304-5665.

Sincerely,

Ronald J. Knutson
Executive Vice President, Chief Financial Officer

cc:    Sherry Haywood